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May 10, 2024

VIA EDGAR correspondence

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Kayne Anderson Energy Infrastructure Fund, Inc. - File No. 811-21593

Ladies and Gentlemen:

On behalf of the Kayne Anderson Energy Infrastructure Fund, Inc. (the “Registrant”), we hereby respond to the oral comments provided on April 24, 2024 by Mr. Kenneth Ellington of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s annual report to stockholders for the fiscal year ended November 30, 2023 (the “Annual Report”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding.

1.	Comment: In the investments in affiliates table, please disclose the value at beginning of period gross additions and gross reductions as required by Article 12-14 FN 1(b) of Regulation S-X.

Response: Comment accepted. The Registrant addresses the disclosure requirements with respect to gross additions and gross reductions in footnote 2 to that table, which describes the additions and reductions in shares of affiliates during the period:

“During the fiscal year ended November 30, 2023, the Company purchased 1,500 Sentinel-EEI Series A-2 Units and there were no sales of any affiliates. In connection with its merger with KMF (see Note 1), the Company acquired 1,375 units of Streamline Series C Preferred Shares.”

The Registrant will update its next annual report to also include the value of those additions and reductions.

2.	Comment: Please explain why the Annual Report did not include the following legend in the Rule 8b-16 disclosure section: “The following information [in this annual report] is a summary of certain changes since [date]. This information may not reflect all the changes that have occurred since you purchased [this fund].” See Rule 8b-16(e) of the 1940 Act.

Response: Comment accepted. The Registrant will update its next annual report to include the disclosure specified by Rule 8b-16(e).

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Securities and Exchange Commission

May 10, 2024

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth
for PAUL HASTINGS LLP

cc: KA Fund Advisors, LLC